Exhibit 21.1
NantHealth, Inc.
Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
NaviNet, Inc.	Delaware
NaviNet Limited	United Kingdom
NantHealth Labs, Inc.	Delaware
The Open NMS Group, Inc.	North Carolina
OpenNMS Group Canada, Inc.	Canada

Note: Subsidiary companies excluded from the above listing, if considered in the aggregate, would not constitute a significant subsidiary.